Exhibit 99.1

Nano Dimension Becomes Certified U.S. Department of Defense Vendor

and Sells 3D Printer to One of the Top 10 Largest Defense Companies in the World

NESS ZIONA, Israel – June 11, 2018 – Nano Dimension Ltd., a leading additive electronics provider (Nasdaq, TASE: NNDM), today announced it has sold a DragonFly 2020 Pro 3D Printer to a U.S.-based, global top ten, defense company. The sale marks this customer’s second purchase of a Nano Dimension 3D printed electronics system. The first system was installed as part of Nano Dimension's beta program in 2017.

Nano Dimension also announced that its U.S. subsidiary has achieved United States Government Certified Vendor status, having received a Commercial and Government Entity (CAGE) Code from the United States Department of Defense’s Defense Logistics Agency. CAGE codes are used extensively within and by the U.S. federal government.

As a registered and approved vendor, Nano Dimension is positioned to pursue and conduct business directly with the U.S. federal government and its many agencies, including the Department of Homeland Security and other United States Department of Defense entities. The defense sector is a key market for additive manufacturing technologies.

“Receiving a CAGE code is a critical step in affirming Nano Dimension’s position in the United States. Now, as a recognized U.S. government additive manufacturing supplier for defense projects, our DragonFly 2020 Pro 3D printer may play a crucial role in projects such as keeping risks down and solving complex design challenges, while speeding the R&D process up significantly,” said Amit Dror, CEO of Nano Dimension. “We also are pleased to expand our relationship with our existing customers, and open the door to more and more companies who will embrace our 3D printed electronics technology, materials and software, so they can benefit from significant time and cost savings over traditional prototyping processes, to meet rapidly changing demands from defense contractors.”

The DragonFly 2020 Pro 3D printer transforms electronics development by enabling companies to reinvent their development processes as well as their products. The high-resolution system lets designers and engineers 3D-print metal and polymer simultaneously. This technology enables IP secure, in-house, manufacturing or prototyping of functional electronics such as sensors, antennas, molded interconnect devices, printed circuit boards and other innovative circuitry.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses affirming its position in the United States, that the DragonFly 2020 Pro 3D printer may play a crucial role in projects such as keeping risks down and solving complex design challenges, while speeding the R&D process up significantly, expanding its relationship with existing customers, and opening the door to more and more companies. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com